

June 9, 2015

Mr. Derek J. Kerr
Chief Financial Officer
American Airlines Group, Inc.
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

     Re: American Airlines Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2014
           Filed February 25, 2015
           File No. 001-08400

Dear Mr. Kerr:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
American Airlines Group, page 68

1. We note that you combine separate company results of AAG and US Airways for 2013 for purposes of discussion and analysis of your results of operations. We also note that you discuss the combined separate company results of 2013 and 2012 on page 73. Please be advised that it is not appropriate to merely combine the results for the AAG and US Airways for purposes of MD&A discussion or otherwise as the financial statements have not been prepared on a consistent basis and therefore are not comparable. In lieu of this presentation, you may supplement your MD&A discussion of your historical results with a discussion of your results prepared on a pro forma basis in a format consistent with the rules prescribed under Article 11 of Regulation S-X. Please revise accordingly.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief